American Lithium Announces 476% Increase in Measured + Indicated Lithium
Resources at Falchani - Adds K, Cs and Rb to Block Model

VANCOUVER, BRITISH COLUMBIA, October 31, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | NASDAQ:AMLI | Frankfurt:5LA1) is pleased to announce an updated Mineral Resource Estimate ("MRE") that significantly increases the contained lithium ("Li") for the Falchani Lithium deposit ("Falchani") located in Puno, southwestern Peru from the previous March 2019 MRE. The updated MRE update was completed by Stantec Consulting Services Inc. ("Stantec") as part of the process of updating the preliminary economic assessment ("PEA") for Falchani and will be incorporated into the mine plan within the updated PEA. DRA Global (Lead Engineer for the updated PEA and PFS on Falchani) is now finalizing the updated PEA with completion expected during November.

Stantec is preparing a NI-43-101 Technical Report for the updated Falchani Project MRE which is expected to be published within 45 days.

Highlights: (see Table 1 - New Falchani MRE and Table 2 - Original Falchani MRE)

Link to: Figure 1 - Falchani Project Mineral Classification and Drill Platform Location Map

• Measured + Indicated - 5.53 million tonnes ("Mt") Lithium Carbonate Equivalent ("LCE") (447 Mt @ 2,327 ppm Li) an increase of 476%;

o Measured Resource - 1.01 Mt LCE (69 Mt @ 2,792 ppm Li);

o Indicated Resource - 4.52 Mt LCE (378 Mt @ 2,251 ppm Li);

• Inferred Resource - 3.99 Mt LCE (506 Mt @ 1,481 ppm Li);

• Base Case cut-off has been lowered to 600 ppm Li from previous 1,000 ppm cutoff based on strong project economics specifically updated operating costs and $20,000/tonne ("t") LC selling price;

• At 1,000 ppm cut-off, the updated Measured + Indicated Resource is 5.32 Mt LCE versus 0.96 Mt LCE from previous March 2019 MRE - an increase of 455%; and

• Increased size and grade of resource supports long production potential at Falchani.

Simon Clarke, CEO of American Lithium states, "We are extremely pleased with the results of our EIA drill program and the very large increase in resources at Falchani which includes, doubling the contained lithium. Falchani is now one of the largest hard rock lithium projects globally with the ability to produce high purity battery grade lithium carbonate. The inclusion of potassium, cesium and rubidium in the resource block model provides the opportunity to include Sulfate of Potash (SOP) and Cs-Rb potential by-products into future financial modelling of Falchani. DRA Global has commenced mine plan modelling and updating capital and operating costs for the updated PEA, expected within the next several weeks. These strong and strategic updates to the PEA will enable us to fast-track the completion of the PFS."

Table 1 - New Falchani Mineral Resource Estimate (October 23, 2023)

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)			Cs	K	Rb
Li (ppm)	(Mm^3)	(Mt)	(ppm)	Li	Li2CO3	LiOH*H2O	(ppm)	(%)	ppm
Measured
600	29	69	2792	0.19	1.01	1.15	631	2.74	1171
1000	27	65	2915	0.19	1.01	1.15	647	2.71	1208
1200	25	61	3142	0.18	0.96	1.09	616	2.74	1228
Indicated
600	156	378	2251	0.85	4.52	5.14	1039	2.92	1055
1000	136	327	2472	0.81	4.31	4.9	1095	2.87	1104
1200	129	310	2549	0.79	4.20	4.78	1069	2.86	1146
Measured +Indicated
600	185	447	2327	1.04	5.53	6.29	976	2.90	1072
1000	163	392	2551	1.00	5.32	6.05	1021	2.84	1121
1200	154	371	2615	0.97	5.16	5.87	1009	2.84	1130
Inferred
600	198	506	1481	0.75	3.99	4.54	778	3.31	736
1000	138	348	1785	0.6	3.3	3.75	886	3.18	796
1200	110	276	1961	0.54	2.87	3.27	942	3.10	850
  CIM definitions are followed for classification of Mineral Resource.
  Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 80%, fixed density of 2.40 g/cm3 for the mineralized Upper Breccia, Lithium Rich Tuff and Lower Breccia Geological Units and a fixed density of 2.70 g/cm3 for the mineralized Coarse Felsic Intrusion.
  Tonnes are Metric
  Conversions: Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
  Totals may not represent the sum of the parts due to rounding.
  The Mineral Resource estimate has been prepared by Mariea Kartick, P. Geo., and Derek Loveday, P. Geo. Of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The effective date of the Mineral Resource Estimate is October 30,2023. There is no certainty that any mineral resource will be converted into mineral reserve.

Table 2 - Previous Falchani Mineral Resource Estimate (March 1, 2019)

Cutoff	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mt)	(ppm)	Li2CO3	LiOH*H2O
Measured
1000	0	0	0	0
Indicated
1000	60.92	2954	0.96	1.09
Measured +Indicated
1000	60.92	2954	0.96	1.09
Inferred
1000	260.07	2706	3.75	4.26
  CIM definitions are followed for classification of Mineral Resource.
  Minor discrepancies due to rounding may occur.
  Cut-off 1,000 ppm Li
  Tonnes are Metric
  Li Conversion Factors as follows: Li:Li2O=2.153; Li:Li2CO3=5.323; Li2O:Li2CO3=2.473
  Geological losses of 5% or 10% have been applied, based on geological structure and data density. The average geological loss is 6%.

  Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US12,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 2.40 g/cm3
  The Mineral Resource estimate was prepared by Mr. Stewart Nupen ("QP") of The Mineral Corporation effective November 1, 2019.

Figure 1 - Falchani Project Mineral Classification and Drill Platform Location Map

Ocacasa 4
Huarituna 3
Falchani
Chachaconiza II
PZ01
PZ02
PZ03
PZ04
PZ05
PZ06
PZ07
PZ08
PZ09
PZ10
PCHAC 01
PCHAC 02
PCHAC 03
PCHAC 04
PCHAC 05
PCHAC 06
PCHAC 07
PCHAC 08
PCHAC 09
PCHAC 10
PCHAC 11
PCHAC 12
PCHAC 13
PCHAC 14
PCHAC 16
PCHAC 17
PCHAC 19
PCHAC 19A
PCHAC 23
PCHAC 25
PCHAC 29
PCHAC 30
PCHAC 32
PCHAC 33
PCHAC 36
PCHAC 41
PCHAC 43
Legend
Drilling Platform
Concessions
Chachaconiza II
Falchani
Huarituna 3
Ocacasa 4
Resource Classification
Measured
Indicated
Inferred
N
0 180 360
Meters
0 1,500
Feet
Scale 1:18,000
(At original document size of 8.5x11)
Notes
1. Coordinate System: WGS 1984 UTM Zone 19S
2. Data Source: American Lithium Corp. Basemap: World Topographic/Hillshade Map: Esri, HERE, Garmin, Foursquare, METI/NASA, USGS, NGA
Stantec
AMERICAN LITHIUM
FALCHANI LITHIUM PROPERTY
Resource Classification Map
Figure 1
DRAWN BY: J.K.
CHK'D BY: M.K.
DATE: 2023/ Oct 26
Project Location: Puno District, Peru
Client: American Lithium Corp.
Project: 210223585

Mineral Resource Estimation Calculation Methodology

The geologic model used for reporting of lithium resources was developed using Seequent's Leapfrog geological modelling software, Leapfrog Geo version 2023.1. and Hexagon Mining's resource modelling and mine planning software, MinePlan version 16.1.1. The geologic model from which lithium resources are reported is a 3D block model developed using the World Geodetic System (WGS) 1984 UTM Zone 19S and is in metric units. Block size is 20m-X, 20m-Y and 5m-Z. Modeling method and approach is development of a multiple ore percent standard block model with interpretation of geologic controls on mineralization based on exploration data. A significant new addition to the resource is the recognition of an additional mineralized basement lithological unit below the lower mineralized volcanic breccia horizon.

A base case lithium resource cut-off grade has been calculated based on the economics of a medium size (100 Mtpa) run-of-mine (ROM) surface mining operation. Processing of the mineralized material would be onsite extracting lithium from volcanic tuffs, volcanic breccias and a coarse felsic intrusion using an acid digestion method. Resources are reported from within an economic pit shell at 45-degree constant slope using Hexagon mining pseudoflow algorithm. Maximum pit depth is limited to 300 metres ("m") below surface. No underground mining is considered.

The following mining, processing, royalty, and recovery costs, in US$, were used to derive a base case cut-off grade to produce a lithium carbonate (Li2CO3) equivalent product:

  Mining costs US$2.5/tonne;
  Processing costs US$50/tonne;
  General and administration US$1/tonne; and processing recovery of 80%.

Revenue from a lithium carbonate product is estimated to be US$20,000/t for the cutoff grade calculation. Using the above inputs and Li2CO3: Li ratio of 5.32, a base case cut-off grade for lithium is estimated to be 600 ppm. The base case cut-off grade of 600 ppm lithium is lower than the previous MRE (Riordan et al., 2020) cut-off grade of 1,000 ppm lithium, mostly due to an increase in the assumed LC price.

Resource Update Effective Date - October 30, 2023:

Exploration Data:

◾ 3,075 m of additional drilling from 15 drill holes (2022 to 2023);

◾ New total of 12,317 m from 67 drill holes from 35 platforms (2017 to 2023);

◾ 15 vertical piezometer core holes from 10 platforms (2022 to 2023);

◾ 52 Core holes (vertical and inclined) from 25 platforms (2017 to 2019).

Quality Assurance, Quality Control and Data Verification

Diamond drilling is being conducted using Company-owned drill rigs with local contract personnel. Drill core samples are cut longitudinally with a diamond saw, with one-half of the core placed in sealed bags and shipped to Certimin's sample analytical laboratory in Lima for sample preparation, processing and ICP-MS/OES multi-element analysis. Certimin is an ISO 9000 certified assay laboratory. The program is designed to include a comprehensive analytical quality assurance and control routine comprising the systematic use of Company inserted standards, blanks and field duplicate samples, internal laboratory standards and has also included check analyses at other accredited laboratories. Downhole thicknesses for vertical drill holes are considered accurate true thickness intersections.

Mineral Resource Estimate Preparation

The MRE has been prepared by Mariea Kartick, P.Geo. and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Qualified Persons

Ms. Mariea Kartick, P. Geo. and Mr. Derek Loveday, P. Geo. of Stantec Consulting Services Inc. are Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, have prepared or supervised the preparation of, or have reviewed and approved, the scientific and technical data pertaining to the MRE contained in this release, and will be preparing the NI-43-101 Technical Report for filing on SEDAR within 45 days.

Mr. Ted O'Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on the continued development of its strategically located TLC Lithium Claystone Project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani Hard-rock Lithium Project and Macusani Uranium Project in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility work is advancing well at Falchani and at TLC.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, the anticipated completion of pre-feasibility work, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs;  the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on May 29, 2023, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 169 concessions held by American Lithium's subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani's title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge's ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company's favour.